

MAIL STOP 3561

March 16, 2009

Mr. Frank J. Drohan, Chief Executive Officer and Chief Financial Officer
Omagine, Inc.
350 Fifth Avenue, Suite 1103
New York, New York 10118

> **Re: Omagine, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-156928**
> **Filed on March 4, 2009**
>
> **Forms 10-Q/A for the quarterly periods ended March 31, June 30 and**
> **September 30, 2008 filed on March 4, 2009**
> **Form 10-KSB/A for the fiscal year ended December 31, 2007 filed on**
> **March 4, 2009**
> **File No. 0-17264**

Dear Mr. Drohan:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note your response to prior comment one of our letter dated February 20, 2009. Please file the exhibits that have not yet been filed. Also, we note the reference on page 27 to a "concurrent" agreement on March 17, 2007 regarding shares and representations involving any future related person transactions with Mr. Hamdan and GLT. Please advise us if you have filed these agreements and revise page 27 to describe briefly the nature of any relationships between the individuals other than their joint holdings of GLT.

2. Please revise page 17 and where appropriate to clarify the relationship between the company and the other equity investors, and to explain the company's anticipated management, board, and shareholder representation assuming the development agreement is signed. For example, it is unclear why the company's $650,000 investment would result in a majority ownership of the development company when the other equity investors' $49 million would be exchanged for a minority interest. As other non-exclusive examples, it is unclear under what "certain circumstances" Mr. Hamdan will become the company's President and COO; similarly, you state that CCC is not an investor in the Project Company but is expected to be hired as the general contractor. However, you do not explain the basis for this expectation, and it is unclear if the construction agreement will be treated as a related person transaction. Please see prior comments one and three and revise accordingly.

Form 10-Q/As for the quarterly periods ended March 31, June 30 and September 30, 2008
Form 10-KSB/A for the fiscal year ended December 31, 2007

Controls and Procedures

3. We note that, although the discussion of changes in internal controls in Form 10-Q/A for the quarterly period ended March 31, 2008 has been amended, the discussion nonetheless continues to state on page 5 that, "There have been no significant changes in the Company's internal controls or other factors which could significant affect internal controls subsequent to the date of the evaluation." We therefore reissue comment 5 of our previous letter dated February 20, 2009.

Form 10-KSB/A for the fiscal year ended 12/31/2007

Item 8A(T), page 5

4. We note the discussion in the second full paragraph on pages 5-6 of statements concerning inherent limitations in internal control over financial reporting and risks that controls may become inadequate. We reissue in part comment seven of our previous letter dated February 20, 2009. Please delete the qualifications in future filings or advise.

Exhibits

5. We note that the certifications included in the Form 10-Q/A for the period ended March 30, 2008 do not conform in all respects to the required language as set forth in Item 601(b)(31) of Regulation S-B. Specifically, you omit paragraph 4(d) referring to internal control over financial reporting during the registrant's most recent fiscal quarter. We therefore reissue in part comment 9 of our previous letter dated February 20, 2009. Please file a corrected periodic report.

* * * * * *

Closing comments

As appropriate, please amend your filing(s) in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions may be directed to Cathey Baker at (202) 551-3326 or James Lopez, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Michael Ference, Esq.
Mathew Kamen, Esq.
Fax: (212) 930-9725